

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2017

Peter K. Miller
Chief Executive Officer
OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

> **Re: OptiNose, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 4, 2017**
> **File No. 377-01605**

Dear Mr. Miller:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 4, 2017

Prospectus Summary
Our Market Opportunity, page 2

1. We note your revised disclosures in response to prior comment 2 and your population and market estimates on pages 2 and 3 concerning chronic rhinosinusitis with nasal polyps. Please tell us why you present your own estimates in terms of chronic rhinosinusitis with nasal polyps rather than in terms of your initial targeted FDA indication, nasal polyposis. In this regard, tell us whether your estimates for the chronic rhinosinusitis with nasal polyps market reflect the size and value of the market opportunity that would be available

to you upon FDA approval of your current NDA. If the market opportunity is different or there is uncertainty, then please provide additional context so that investors may better assess the market figures you present.

Business
AVP-825 License Agreement, page 111

2.   We refer to your added disclosure on page 112 that the AVP-825 License Agreement will remain in effect on a country-by-country basis in the Licensed Territory until the commercial launch of a generic product in such country, at which time the AVP-825 License Agreement will expire as to that particular country. Please revise to disclose the earliest date you will lose exclusivity for AVP-825 in each of the three countries.

Exhibits

3.   We refer to your exhibit index and your disclosures on pages 52 and 144 concerning a voting agreement as well as amendments to registration rights and shareholders' agreements. Please confirm that you will file these agreements as exhibits prior to effectiveness or advise.

        You may contact Yaakov Luxenburg at 202-551-2339 or Jim Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Rachael Bushey, Esq., Hogan Lovells US LLP